Mail Stop 3561

				November 2, 2005

By Facsimile and U.S. Mail

Mr. Robert R. Chapman III
Principal Executive Officer
Bank of the James Financial Group, Inc.
615 Church Street
Lynchburg, VA 24504

		Re:	Bank of the James Financial Group, Inc.
			Form 10-KSB for the year ended December 31, 2004
			Filed April 5, 2005
			File No. 0-50548

Dear Mr. Chapman:

      We have reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated October 13, 2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

December 31, 2004 Form 10-KSB

Item 7 - Financial Statements, page 25
`
General

1. We note that your earnings per share amounts reflected in your statements of income for the two years ended December 31, 2004 as presented in your supplemental response have been revised from your previously filed 10-KSB for the year ended December 31, 2004. Further, we note that you have reflected the 10% stock dividend declared on December 17, 2003 as a reduction of retained earnings as of December 31, 2003. Your previously filed 10-KSB for the year ended December 31, 2004, incorrectly reflected such stock dividend as impacting retained earnings in 2004 when it was paid rather than in
2003 when it was declared. Accordingly, please reference each of the revised financial statements as restated for all applicable periods.
In this manner, the top of each column of your financial statements should be marked as restated for all applicable periods.

2. When preparing your amended Form 10-KSB for the year ended December 31, 2004, please include an additional note to your financial statements that explains the revisions to your statements of income and your statements of changes in stockholders` equity. This note should include your previously filed statements of income and statements of changes in stockholders` equity, the revisions made, and the revised statements of income and statements of changes in stockholders` equity. Your auditors should reference this additional note describing the aforementioned revisions in their audit opinion.

Consolidated Statements of Stockholders` Equity, page 31

3. Please include a column that reconciles the changes in the number of common shares between years.

Item 8A. Controls and Procedures, page 51

4. We note your restatement to your statements of income and changes in stockholders` equity. Please include in your description of disclosure controls and procedures a reference to such restatements and how it impacts your original conclusion that your disclosure controls and procedures are effective. Please also describe any changes in your disclosure controls and procedures as a result of the restatements. Please include this revised description of disclosure controls and procedures in your amendment to your previously filed
Form 10-KSB for the year ended December 31, 2004.
```
		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. ```````````````````````````````````````````````
Please file your response letter on EDGAR as a correspondence file.




`
		If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-
3337.
Any other questions regarding disclosure issues may be directed to the undersigned at (202) 551-3716.


                Sincerely,



		          William Choi
                                  Accounting Branch Chief
`


Mr. Robert R. Chapman III
Bank of the James Financial Group, Inc.
November 2, 2005
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